================================================================================

                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the fiscal year ended December 31, 2006
                                         -----------------

                                       OR

          [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from _____________ to _____________


                          Commission File Number 1-3970


                  HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
                  ---------------------------------------------
                            (Full title of the Plan)


                               HARSCO CORPORATION
 -------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the Plan)


                             350 Poplar Church Road
                               Camp Hill, PA 17011
                     --------------------------------------
                     (Address of principal executive office)


                           Telephone - (717) 763-7064

================================================================================

                  HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

                                    INDEX TO

                             FORM 11-K ANNUAL REPORT


                                 ---------------




                                                                       Form 11-K
                                                                         Pages
                                                                         -----

Report of Independent Registered Public Accounting Firm                     3

Financial Statements:
     Statements of Net Assets Available for Benefits -
     December 31, 2006 and December 31, 2005                                4

     Statement of Changes in Net Assets Available for Benefits -
     For the Year Ended December 31, 2006                                   5

     Notes to Financial Statements                                         6-13


Supplemental Schedule:
     Schedule of Assets (Held at End of Year) - Schedule H, Line 4(i)*    14-15


Exhibits:
     Exhibit 23 - Consent of Independent Registered Public Accounting Firm

* Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2006.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and the Plan Administrative Committee of the Harsco Retirement Savings and Investment Plan:


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harsco Retirement Savings and Investment Plan (the "Plan") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purpose is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 27, 2007

                  HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (dollars in thousands)




                           Assets                   December 31    December 31
                                                       2006            2005
                                                    ------------   ------------

Participant directed Investments, at fair value     $    185,938   $    161,074
                                                    ------------   ------------


Contributions receivable:

     *Employer's                                           2,148             50

     Participants'                                           179            142
                                                    ------------   ------------

         Total contribution receivables                    2,327            192
                                                    ------------   ------------

Dividends receivable                                         304             --
                                                    ------------   ------------

Net assets available for benefits                   $    188,569   $    161,266
                                                    ============   ============




* Employer's contribution receivable includes approximately $2.1 million from a discretionary contribution paid in February 2007.



The accompanying notes are an integral part of the financial statements.

                  HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (dollars in thousands)

                      For the Year Ended December 31, 2006


Additions:

Investment income:

     Net appreciation in the fair value of investments             $     14,354

     Dividends                                                            6,564

     Interest - money market fund                                           573

     Interest - participant loans                                           232
                                                                   ------------

     Total investment income                                             21,723
                                                                   ------------
Contributions:

     Employer's                                                           7,549

     Participants'                                                        9,272
                                                                   ------------

     Total contributions                                                 16,821
                                                                   ------------

Net transfers in from Harsco Corporation Savings Plan
due to employee classification change                                       955

Conversion Credit                                                            62
                                                                   ------------

     Total additions                                                     39,561

Deductions:
     Withdrawals                                                        (12,258)
                                                                   ------------

     Net increase in net assets available for benefits                   27,303

Net assets available for benefits:

     December 31, 2005                                                  161,266
                                                                   ------------

     December 31, 2006                                             $    188,569
                                                                   ============


The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


1.     General Description of Plan:
       ----------------------------

       General
       -------

       The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

       The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

       All U.S. salaried non-union employees (including officers), with the exception of Air-X-Changers salaried, who are employed by Harsco Corporation (the "Company") or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by this Plan, are deemed "Eligible Employees." Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees' eligibility to participate in the Plan. New employees deemed Eligible Employees under this Plan are eligible to participate in the Plan as of the first payroll of January, April, July or October after the date of hire.

       Throughout the year, employees are transferred to various positions within the Company, which may result in a transfer between various retirement plans. This is shown as, "Net transfers in from Harsco Corporation Savings Plan" on the Statement of Changes in Net Assets Available for Benefits.

       Contributions
       -------------

       To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period. Contributions are in whole percentages from 1% to 75% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 69% of his or her compensation as an Unmatched Pre-Tax Contribution and from 1% to 16% of his or her compensation as an Unmatched After-Tax Contribution, subject to IRS and Plan limitations. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation,
       (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 69% of compensation

                    ----------------------------------------


1.     General Description of Plan: (continued)
       ----------------------------------------

       or (c) Pre-Tax Contributions exceed the amount specified by the Internal Revenue Service (IRS) code which were $15,000 and $14,000 for the years ended December 31, 2006 and 2005, respectively, for participants under 50 years of age. For participants who turned 50 on or before the end of the calendar year, the pretax limit was $20,000 and $18,000 in 2006 and 2005, respectively, as a result of an additional $5,000 and $4,000 "catch-up contributions" allowed by law in 2006 and 2005, respectively. Pre-Tax Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code. After-Tax Contributions will be considered to be the participant's contributions to the Plan and shall not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the Code.

       Pursuant to the Plan, the Company will make contributions in cash to the trustee for the account of each participant in an amount equal to 100% of the first 3% of such participant's compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions, and 50% of the sum of the next 2% of each eligible Participant's Matched Pre-Tax Contributions and/or Matched After-Tax contributions for the period. These contributions are referred to as "Company Matching Contributions".

       As of December 31 of each plan year, the employer may make a Company discretionary contribution to the Plan in an amount determined by the Company's board of directors. Employer discretionary contributions are allocated to the accounts of eligible participants in the proportion that each eligible participant's compensation bears to the aggregate compensation of all eligible participants who are entitled to an allocation of the Company discretionary contribution for that Plan year.

       Vesting
       -------

       Participants are immediately vested in their contributions plus actual earnings thereon and current Company Matching Contributions to the Plan. Vesting in the Company's Harsco Savings Matching Accounts and discretionary contributions are based on years of vesting service. A participant is 100% vested in the Company's Matching Accounts transferred from the Harsco Savings Plan after three years of credited service. A participant is 100% vested in the Company's discretionary contributions after five years of credited service.

       Administration
       --------------

       The company pays administration fees related to maintaining the Plan as a whole. Fees for investment management, which include recordkeeper fees, are subtracted from fund performance reported by each fund. Loan setup fees, quarterly loan fees and withdrawal fees are paid by the participant. Transfers in and out of the Harsco Corporation Common Stock Fund are assessed a $0.03 commission per share transferred.

                    ----------------------------------------


1.     General Description of Plan: (continued)
       ----------------------------------------

       Participant Loans
       -----------------

       Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. The loans are collateralized only by the portion of the participant's account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Interest rates on outstanding loans, based on the trustee's prime rate plus one percent, ranged from 4.75% to 10.5% at December 31, 2006. Principal and interest is paid ratably through payroll deductions.

       On termination of service, a participant or beneficiary may elect one of three options. The participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years.

       Investment Options
       ------------------

       The Plan, comprised of participant directed contributions, contains the following investment options:

       (1) Harsco Corporation Common Stock Fund - a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

       (2) American Funds EuroPacific Growth Fund - a long-term growth oriented fund consisting primarily of stocks of issuers located in Europe and the Pacific Basin.

       (3) American Funds Growth Fund of America - a long-term growth oriented fund consisting primarily of stocks that American Funds management believes offer superior opportunities for growth of capital.

       (4) Ariel Appreciation Fund - a long-term growth oriented fund consisting primarily of medium sized company stocks

       (5) Dodge & Cox Stock Fund - a fund consisting principally of common stock with a primary objective of long-term growth and income. The fund's secondary objective is to achieve a reasonable current income.

                    ----------------------------------------


1.     General Description of Plan: (continued)
       ----------------------------------------

       (6) Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund - a fund consisting primarily of equity securities of companies in the U.S. real estate industry, including real estate investment trusts. The fund seeks to provide above average current income and long-term capital appreciation.

       (7) Neuberger Berman Genesis Fund - a fund consisting mainly of common stock of small capitalization companies that offer potential for capital growth.

       (8) PIMCO Total Return Fund - a fund consisting, under normal circumstances, of at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The fund seeks maximum total returns, consistent with preservation of capital and prudent investment management.

       (9) Putnam Bond Index Fund - a fund consisting of a sample of securities included in the Lehman Brothers Aggregate Bond Index. The fund's goal is to achieve a return, before the assessment of any fees that closely approximates the index.

       (10) Putnam Fund for Growth and Income - a fund consisting primarily of common stocks located mainly in the United States that offer potential for capital growth, current income, or both.

       (11) Putnam Income Fund - a fund seeking high current income consistent with what Putnam management believes to be prudent risk. The fund includes principally investments in bonds and other debt securities. Bonds include both corporate and government bonds.

       (12) Putnam Money Market Fund - a fund seeking as high a rate of current income as Putnam's management believes is consistent with preservation of capital and maintenance of liquidity. The fund consists of short-term high-quality money market securities. Investments in this fund are neither insured nor guaranteed by the U.S. government.

       (13) Putnam New Opportunities Fund - a fund consisting primarily of investments in common stock of U.S. companies within certain industry groups that Putnam management believes have high growth potential.

       (14) Putnam Voyager Fund - a fund consisting mainly of investments in stock of midsized to large companies expected to grow over time. The fund invests all or a portion of its assets in companies located mainly inside the United States.

       (15) Vanguard Institutional Index Fund - a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

                    ----------------------------------------


1.     General Description of Plan: (continued)
       ----------------------------------------

       (16) Putnam Retirement Ready Funds (2010-2050) - a fund employing an asset allocation strategy based on investors' projected retirement year. The fund seeks capital appreciation and current income.

       (17) T. Rowe Price Retirement Funds (2005-2045) - a fund employing an asset allocation strategy based on investors' projected retirement year. The fund invests in a combination of T. Rowe Price mutual funds representing different types of stocks and bonds.

       The Plan provides for various investment options as described above. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       Plan Termination
       ----------------

       While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.


2.     Summary of Significant Accounting Policies:
       -------------------------------------------

       Basis of Accounting:
       --------------------

       The financial statements of the Plan are prepared under the accrual basis of accounting.

       Investment Valuation:
       ---------------------

       The Harsco Corporation Common Stock Fund is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. Shares in the American Funds EuroPacific Growth Fund, American Funds Growth Fund of America, Ariel Appreciation Fund, Dodge & Cox Stock Fund, Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund, Neuberger Berman Genesis Fund, PIMCO Total Return Fund, Putnam Bond Index Fund, Putnam Fund for Growth and Income, Putnam Income Fund, Putnam Money Market Fund, Putnam New Opportunities Fund, Putnam Voyager Fund, Vanguard Institutional Index Fund, Putnam Retirement Ready Funds and T. Rowe Price Retirement Funds are valued at net asset value, which represents fair value. Cash, which represents funds held until purchases of common stock are completed, is stated at fair value. Participant loans are valued at cost which approximates fair value.

                    ----------------------------------------

2.     Summary of Significant Accounting Policies: (continued)
       -------------------------------------------------------

       Payment of Benefits:
       --------------------

       Benefit payments to participants are recorded when paid.

       Use of Estimates:
       -----------------

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       Income Recognition:
       -------------------

       The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       The purchase and sale of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Both participant contributions and Company matching contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future Company matching contributions. In 2006, forfeited amounts of $67,470 were used to offset Company matching contributions and $8,957 remained in a money market fund at December 31, 2006 to be used to offset future Company matching contributions.


3.     Investments:
       ------------

       The following table separately identifies those investments which represent five percent or more of the Plan's net assets at December 31, 2006 with comparable information for 2005:

       (in thousands)                              December 31     December 31
                                                       2006            2005
                                                    ----------      ----------
       Harsco Corporation Common Stock Fund         $   69,192      $   62,194
       Vanguard Institutional Index Fund                16,309          14,071
       Putnam Money Market Fund                         13,676          11,697
       EuroPacific Growth Fund                          11,196           7,253
       Dodge of Cox Stock Fund                          10,252           7,411
       Neuberger Berman Genesis Fund                     9,436           9,529
       Other                                            55,877          48,919
                                                    ----------      ----------
                                                    $  185,938      $  161,074
                                                    ==========      ==========

                    ----------------------------------------


3.     Investments: (continued)
       ------------------------

       During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $14,354 (in thousands) as follows:
       (in thousands)

       Common stock                                 $    6,998
       Mutual funds                                      7,356
                                                    ----------
                                                    $   14,354
                                                    ==========


4.     Related-Party Transactions:
       ---------------------------

       Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is a sister company of Mercer Human Resource Services which is the trustee and record keeper for the plan. Transactions in these funds qualify as party-in-interest transactions.

       Transactions in the Harsco Corporation Common Stock Fund also qualify as party-in-interest transactions. The Plan purchased $23,975,564 and sold $24,714,934 of Company stock during the year ended December 31, 2006.


5.     Plan Amendment:
       ---------------

       March 28, 2005, the Plan was amended to limit the amount that can automatically be paid out in a lump sum payment to $1,000 and to allow a voluntary election of a lump sum payment of amounts not exceeding $5,000 without the consent of the Participant's spouse.

       January 1, 2006, the Plan was amended to permit participation by certain groups of hourly employees, to permit expanded safe harbor hardship withdrawals for funeral and casualty expenses and expedited hardship withdrawals for certain participants impacted by the effects of Hurricane Katrina, to suspend contributions for 6 months following hardship withdrawals, to comply with the requirement that Non-Discrimination Testing procedures must be included in the Plan document, and to grant authority to the Benefits Committee to adopt Plan amendments which are needed due to regulatory changes and which have no substantial adverse financial impact upon the Employer of the Plan.


6.     Federal Income Taxes:
       ---------------------

       The Company received a determination letter from the Internal Revenue Service on May 19, 2005 that the Plan is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). During January 2007 the Plan and all amendments to date were submitted to the IRS for a new determination letter. At the time of this report, the new determination letter has not been received, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                    ----------------------------------------


7.     Subsequent Events:
       ------------------

       The Plan's investment composition was modified effective April 16, 2007. The following table details the investments removed from the Plan, the investment funds they were transferred to and new investment options added to the Plan:

       FUND REMOVED FROM PLAN                                        BALANCE TRANSFERRED TO

       Ariel Appreciation Fund                                       *CRM Mid Cap Value Fund Investor Share Class

       Putnam Growth & Income Fund Class A                           Dodge & Cox Stock Fund

       Putnam Retirement Ready 2010 Fund Class A                     T. Rowe Price Retirement 2010 Fund Retail

       Putnam Retirement Ready 2015 Fund Class A                     T. Rowe Price Retirement 2015 Fund Retail

       Putnam Retirement Ready 2020 Fund Class A                     T. Rowe Price Retirement 2020 Fund Retail

       Putnam Retirement Ready 2025 Fund Class A                     T. Rowe Price Retirement 2025 Fund Retail

       Putnam Retirement Ready 2030 Fund Class A                     T. Rowe Price Retirement 2030 Fund Retail

       Putnam Retirement Ready 2035 Fund Class A                     T. Rowe Price Retirement 2035 Fund Retail

       Putnam Retirement Ready 2040 Fund Class A                     T. Rowe Price Retirement 2040 Fund Retail

       Putnam Retirement Ready 2045 Fund Class A                     T. Rowe Price Retirement 2045 Fund Retail

       Putnam Retirement Ready 2050 Fund Class A                     *T. Rowe Price Retirement 2050 Fund Retail

       Putnam Retirement Ready Maturity Fund Class A                 T. Rowe Price Retirement Income Fund Retail

       Putnam Voyager Fund Class A                                   American Funds Growth Fund of America Class

       * In addition to Thornburg Core Growth Fund and T. Rowe Price Retirement Ready 2055, these funds were added as new investment options for participants effective April 16, 2007.


8.     Risks and Uncertainties
       -----------------------

       The plan invests in various investment securities. Investment securities are exposed to various risks such as interest risk, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

                  HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                    FORM 5500

                                December 31, 2006
                             (dollars in thousands)


      (a)                       (b) & (c)                                       (d)
     Party                                                                    Current
  In Interest     Identity of Issue and Description of Investment              Value
  -----------     -----------------------------------------------           ------------
                  Common Stock:
       *              Harsco Corp. Common Stock, par value $                $     69,192
                                                                            ------------
                  Participant Loans (1)                                            3,102
                                                                            ------------

                  Mutual Funds:
                      Vanguard Institutional Index Fund                           16,309
       *              Putnam Voyager Fund                                          7,470
       *              Putnam Money Market                                         13,676
       *              Putnam New Opportunities Fund                                6,352
                      American Europacific Growth Fund                            11,196
       *              Putnam Fund for Growth and Income                            3,985
                      Neuberger Berman Genesis Trust Fund                          9,436
       *              Putnam Income Fund                                           1,791
                      Pimco Total Return Fund                                      5,344
                      Dodge & Cox Stock Fund                                      10,252
                      Morgan Stanley Institutional Fund, Inc. U.S.
                             Real Estate Fund                                      5,591
                      Ariel Appreciation Fund                                      2,020
                      Growth Fund of America                                       4,748
       *              Putnam Bond Index Fund                                         487
       *              Putnam Retirement Ready Maturity                               395
       *              Putnam Retirement Ready 2010 Fund                            1,176
       *              Putnam Retirement Ready 2015 Fund                            2,876
       *              Putnam Retirement Ready 2020 Fund                            1,935
       *              Putnam Retirement Ready 2025 Fund                            1,212

                  HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                    FORM 5500
                                   (Continued)

                                December 31, 2006
                             (dollars in thousands)

      (a)                       (b) & (c)                                       (d)
     Party                                                                    Current
  In Interest     Identity of Issue and Description of Investment              Value
  -----------     -----------------------------------------------           ------------
       *              Putnam Retirement Ready 2030 Fund                              985
       *              Putnam Retirement Ready 2035 Fund                              578
       *              Putnam Retirement Ready 2040 Fund                              306
       *              Putnam Retirement Ready 2045 Fund                              214
       *              Putnam Retirement Ready 2050 Fund                                6
                      T Rowe Income                                                  354
                      T Rowe Price Retirement 2005                                   369
                      T Rowe Price Retirement 2010                                   843
                      T Rowe Price Retirement 2015                                 1,352
                      T Rowe Price Retirement 2020                                 1,152
                      T Rowe Price Retirement 2025                                   390
                      T Rowe Price Retirement 2030                                   334
                      T Rowe Price Retirement 2035                                   259
                      T Rowe Price Retirement 2040                                   173
                      T Rowe Price Retirement 2045                                    39
                                                                            ------------
                        Total Mutual Funds                                       113,605
                                                                            ------------
                  Cash                                                                39
                                                                            ------------

                  Total Assets Held for Investment Purposes                 $    185,938
                                                                            ============





*   Represents party in interest
(1) Participant Loans range up to 15 years to maturity and interest rates on these loans ranged from 4.75% to 10.5%.

                                    SIGNATURE


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                      HARSCO RETIREMENT SAVINGS AND
                                      INVESTMENT PLAN



                                      BY   /s/ Mark E. Kimmel
                                           -------------------------------------
                                           Mark E. Kimmel
                                           General Counsel & Corporate Secretary

June 27, 2007



















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